September 28, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Rufus Decker, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:	Green Plains Renewable Energy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2010

Filed March 4, 2011

Form 10-Q for the Fiscal Quarter ended June 30, 2011

Filed August 5, 2011

File No. 1-32924

Ladies and Gentlemen:

On March 4, 2011, Green Plains Renewable Energy, Inc. (the “Company”) filed its annual report on Form 10-K for the year ended December 31, 2010 (the “10-K Filing”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1934. On August 5, 2011, the Company filed its quarterly report on Form 10-Q for the quarterly period ended June 30, 2011 (the “10-Q Filing”) with the Commission. The Company received comments on the 10-K Filing and the 10-Q Filing from the Division of Corporation Finance (the “Staff”) of the Commission by letter dated September 15, 2011 (the “Letter”).

We understand that the purpose of the Staff’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. This letter is provided by the Company in response to the comments in the Letter. For your convenience, the comments in the Letter are provided below, followed by the Company’s responses. Within certain responses, we have underlined additional or changed wording to highlight our proposed revisions that will be incorporated into our future filings, which we believe will streamline your review of the corresponding Company response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

General

Staff Comment:

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response:	Please see responses below to each of your comments. Where applicable, revisions will be included in future filings.

Item 7 – Management’s Discussion and Analysis…, page 39

Impairment of Long-Lived Assets and Goodwill, page 42

Staff Comment:

2. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:

•       Identify the reporting unit;

•       The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•       The amount of goodwill;

•       A description of the assumptions that drive the estimated fair value;

•       A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•       A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts in the aggregate or individually, could materially impact your operating results. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Company Response:

In Note 2 – Summary of Significant Accounting Policies (Impairment of Long-Lived Assets and Goodwill discussions) on pages F-12 and F-13, we discuss our policies related to reviews for impairment of long-lived assets and goodwill, noting that no impairment charges were recorded during the periods presented. However, as noted in your comment, we did not make this similar assertion in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We will expand our Critical Accounting Policies and Estimates discussion to disclose the results of our most recent evaluation of the fair value and carrying value of our reporting units. If we have determined that the estimated fair value substantially exceeds the carrying value for all of our reporting units, we will disclose this determination. Additionally, during the periods presented, we did not encounter any events or changes in circumstances that would indicate that the carrying amount of any long lived asset may not be recoverable. The expanded disclosure which will appear in our Form 10-K for the year ending December 31, 2011, assuming no impairment has occurred, is shown below:

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets consist of property and equipment. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, we record an impairment charge in the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment charges have been recorded during the periods presented.

Our goodwill consists of amounts relating to our acquisitions of Green Plains Central City, Green Plains Holdings II (formerly Global Ethanol), Green Plains Ord and Green Plains Otter Tail, as well as our wholly owned subsidiary Blendstar. We review goodwill at an individual plant or subsidiary level for impairment at least annually, as of October 1, or more frequently whenever events or changes in circumstances indicate that impairment may have occurred. We perform a two-step impairment test to evaluate goodwill. Under the first step, we compare the estimated fair value of the reporting unit with its carrying value (including goodwill). If the estimated fair value of the reporting unit is less than its carrying value, we complete a second step to determine the amount of the goodwill impairment that we should record. In the second step, we determine an implied fair value of the reporting unit’s goodwill by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill. We compare the resulting implied fair value of the goodwill to the carrying amount and record an impairment charge for the difference. As of our most recent annual review of goodwill, we have determined that the estimated fair value of each reporting unit substantially exceeds each of their respective carrying values.

The reviews of long-lived assets and goodwill require making estimates regarding amount and timing of projected cash flows to be generated by an asset or asset group over an extended period of time. Management judgment regarding the existence of circumstances that indicate impairment is based on numerous potential factors including, but not limited to, declines in operating cash flows, a decision to suspend operations at a plant for an extended period of time, or industry trends. Significant management judgment is required in determining the fair value of our long-lived assets and goodwill to measure impairment, including projections of future cash flows. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Changes in estimates of fair value could result in a write-down of the asset in a future period.

In the event we determine that any of our reporting units has an estimated fair value that is not substantially in excess of the carrying value and to the extent that goodwill for this reporting unit, in the aggregate or individually, if impaired, could materially impact our operating results, we will further expand our disclosures to include:

•       identification of the reporting unit;

•       disclosure of the percentage by which fair value exceeds the carrying value as of the most-recent-step-one test;

•       the amount of goodwill impaired;

•       a description of the assumptions that drive the estimated fair value;

•       discussion of the uncertainty associated with the key assumptions; and

•       discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Item 15 – Exhibits, Financial Statement Schedules, page 63

Note 7 – Segment Information, page F-17

Staff Comment:

3. Please revise the table on page F-18 to present for each segment revenues from external customers as well as intersegment revenues as required by ASC 280-10-50-22(a) and (b). Refer to the example set forth in ASC 280-10-55-48.

Company Response:	We will present, for each segment, revenues from external customers as well as intersegment revenues as required by ASC 280-10-50-22(a) and (b). Please see the table below for the format of our footnote disclosure of segment information, based on our current reportable segment definition, to be included in our Form 10-K for the year ending December 31, 2011:

	Year Ended December 31,
	2011			2010	2009
Revenue:
Ethanol production
Revenue from external customers	$	xxx		$62,581	$61,745
Intersegment revenue		xxx		1,052,590	669,508

Total segment revenue		xxx		1,115,171	731,253
Corn oil production
Revenue from external customers		xxx		1,702	—
Intersegment revenue		xxx		708	—

Total segment revenue		xxx		2,410	—
Agribusiness
Revenue from external customers		xxx		248,119	146,539
Intersegment revenue		xxx		122,165	74,076

Total segment revenue		xxx		370,284	220,615
Marketing and distribution
Revenue from external customers		xxx		1,820,566	1,095,890
Intersegment revenue		xxx		293	201

Total segment revenue		xxx		1,820,859	1,096,091

Revenue including intersegment activity		xxx		3,308,724	2,047,959
Intersegment elimination		(xxx	)	(1,175,756)	(743,785)

Revenue as reported	$	xxx		$2,132,968	$1,304,174

We will incorporate similar expanded disclosure in our interim filings, beginning with our Form 10-Q filing for the quarterly period ending September 30, 2011.

Note 11 – Long-Term Debt, page F-23

Staff Comment:

4. You disclose here and on pages 18 and 19 that you obtained waivers related to your non-compliance with various debt covenants. Please disclose when each waiver was obtained and the facts and circumstances that required it. Please also disclose the specific debt covenants that you were not in compliance with including the actual ratios/amounts as compared to the required ratios/amounts, along with any revisions to the required ratios/amounts that occurred for current or future periods as a result of discussions with the lenders. Please also disclose the duration of each waiver. Please disclose whether each of your various debt arrangements have cross default provisions. Please disclose whether you believe that you will be able to comply with each covenant that was violated for the next twelve months without the need to obtain additional waivers. Please also explain how additional future violations of these debt covenants would impact your liquidity.

Company Response:

We have completed amendments of most of our loan agreements and are in the process of finalizing similar modifications to other loan agreements. The loan amendments generally provide us with the opportunity to meet financial covenants within defined time periods following each measurement date without triggering lenders’ rights to accelerate repayment. When finalized, expected during 2011, we expect to consistently maintain compliance with each of our various debt agreements in future periods. However, if a waiver is required in the future related to any material debt covenants, we will expand our disclosures in our Long-Term Debt footnote to include:

•       when each waiver was obtained and the facts and circumstances that required it;

•       the specific debt covenants that we were not in compliance with, including the actual ratios/amounts as compared to the required ratios/amounts, along with any revisions to the required ratios/amounts that occurred for current or future periods as a result of discussions with the lenders;

•       the duration of each waiver;

•       whether the impacted debt arrangements have cross default provisions;

•       whether we believe that we will be able to comply with each covenant that was violated for the next twelve months without the need to obtain additional waivers; and

•       the expected impact of additional future violations of these debt covenants on our liquidity.

To the extent such information is material, we will include related discussion in the Liquidity and Capital Resources section within Management Discussion and Analysis of Financial Condition and Results of Operations, as appropriate.

Staff Comment:

5. For any material debt covenants that required a waiver or for which it is reasonably likely that either (a) you will not be able to meet or (b) could limit your ability to undertake additional debt or equity financing, please also disclose the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts. See Section I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Company Response:	In future Form 10-K and 10-Q filings, for any material debt covenants that require a waiver or for which it is reasonably likely that either (a) we will not be able to meet or (b) could limit our ability to undertake additional debt or equity financing, we will expand our disclosures to include specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts.

Note 15 – Commitments and Contingencies, page F-36

Operating Leases, page F-36

Staff Comment:

6. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvements funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with ASC 840.

Company Response:

Step rent provisions and escalation clauses, capital improvements funding and other lease concessions in our operating leases are taken into account in our computations of minimum lease payments that are recognized on a straight-line basis over the minimum lease term. An immaterial portion of our current lease commitments include step rent provisions, but do not include escalation clauses or lease concessions. If such lease provisions become material in the future, we will expand our Operating Leases discussion to specifically state that they are taken into account in computing our minimum lease payments.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2011

General

Staff Comment:	7. Please address the above comments in your interim filings as well, as applicable.
Company Response:	We will address the above comments in our interim filings where applicable.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact me by phone with your response to this letter at 402-315-1603.

Respectfully Submitted,

/s/ Jerry L. Peters

Jerry L. Peters
Chief Financial Officer